Contact

www.linkedin.com/in/carlaeng (LinkedIn)
betweened.io/ (Company)

Top Skills

Video Games
Game Design
Educational Technology

Publications

What Makes a Great Ebook for Early Childhood?
14 Children's Mobile Game Development Guidelines
Kids Got Game
A Gamer's Guide to Parenting
I'm a Victim of Gun Violence. I'm Also a Video Game Designer

Carla Engelbrecht

Founder at Betweened - Family-Friendly Social Entertainment | Creator & Product Innovator | Former Netflix, Sesame Workshop
Los Gatos, California, United States

Summary

Uniquely skilled at blending technology and content into meaningful global experiences that drive business value and inspire joy in all.

Driven by boundless energy, purposeful curiosity, and a relentless commitment to creating impact by bringing ideas to life.

Thrives when balancing the art and science of product development -- one side of my brain in blue sky thinking and the other in rigorous prioritization.

Specialties: product strategy and management, content development; accessible and inclusive user experience design; storytelling and interactive narrative design; qualitative and quantitative analysis methods; translation of developmental psychology, behavioral science, and instructional design principles into digital products; mentorship and talent development; game mechanics and design; A/B testing, design, and analysis.

Experience

Betweened

Founder & CEO
July 2023 - Present (11 months)
Los Gatos, California, United States

Betweened is family-friendly entertainment -- supporting kids in developing mindful and responsible online behaviors through curated age-appropriate content, kid-friendly creator tools, and customizable parental controls. It also serves as a discovery platform for family-friendly brands and influencers.

Part of the 2023 TechCrunch Disrupt Startup Battlefield 20

To join our waitlist, go to btwnd.com

Currently sourcing family-friendly content. Please reach out via the website or linkedin

Raising our seed round. Reach out for details.

The Strong
Board of Trustees
October 2016 - Present (7 years 8 months)

The Strong, National Museum of Play, is the only collections-based institution anywhere devoted solely to the study of play, its role in learning and human development, and the ways in which it illuminates cultural history. The Strong carries out this mission through its International Center for the History of Electronic Games, World Video Game Hall of Fame, National Toy Hall of Fame, Brian Sutton-Smith Library and Archives of Play, Woodbury School, and American Journal of Play.

Literati
Chief Product Officer
September 2022 - May 2023 (9 months)

Literati is a distributor and curator of books for kids. Through our book clubs and school book fairs, we want to improve literacy at home and in the classroom. We combine expert curation and technology to personalize curation to deliver the best books at the right reading level. Founded in 2017, we have put over 5 million books into the hands of kids and donated more than half a million books to underserved communities.

Yes and Begin Again
Figuring Out What's Next
April 2022 - September 2022 (6 months)

Strategic planning for what Carla does next in her career. Please reach out if you'd like
* to catch up and/or influence my decision of what I do next (recruiters welcome as are old and new friends)
* to hire me for consulting or career coaching
* to have me speak at a conference or event

WW
VP of Product, Member Experience
July 2021 - April 2022 (10 months)
San Francisco Bay Area

* Lead Member Experience product management team for all WW offerings (B2C & B2B, including consumer and health solutions offerings).
* Advance cross-functional strategic planning for multiple business goals, including redesigned personalized member experience, content development, and diabetes offerings
* Up-level Product team to design and measure initiative success through the lens of multivariate (a/b) testing, ensuring that members are successful in their pursuit of behavioral change in service of weight loss and wellness.
* Unify 3 disparate teams with diverse cultural and organizational challenges by cultivating psychological safety, creating peer-to-peer support opportunities, and scaffolding their learning opportunities

Netflix
Director of Product Innovation
April 2014 - February 2021 (6 years 11 months)
Los Gatos, CA

* Lead Interactive Experiences from conception to launch (global day-and-date release in more than 32 languages on 1000+ platforms) including oversight of content development, product design, engineering, and qualitative/quantitative research
* Named a top innovator for shaping the future of entertainment by Hollywood Reporter (2020)

Sandbox Summit
Advisory Board
December 2011 - August 2015 (3 years 9 months)

No Crusts Interactive
Founder & President
September 2006 - December 2014 (8 years 4 months)
New York, New York

No Crusts Interactive blends progressive educational philosophies, innovative game mechanics, and children's curricular needs to create engaging interactive entertainment for kids and families. We provide creative strategy and game design for a wide range of clients.

Client projects include

*Kids' CBC: Little Wally Ball-y Ball (iPad, Client: DHX, Role: Game Design)
Apple New & Noteworthy App

* ccSpark! Sparkdale (21 point-and-click adventures for Web, Client: Career Cruising, Role: Game design and creative strategy)

* Museum of Modern Art: Art Lab (iPad, Client: Museum of Modern Art, Role: Educational consultant) 2013 Webby Award Winner for Education & Reference (Handheld Devices), #5 in United States Education category.

* Sesame Street: Elmo's Musical Monsterpiece (Nintendo Wii and DS, Client: Warner Bros. Interactive Education, Role: Game design and production oversight)

* Sesame Street: Ready, Set, Grover! Nintendo Wii and DS (Nintendo Wii and DS, Client: Warner Bros. Interactive Education, Role: Game design and production oversight)

Sesame Workshop
Producer/Researcher
September 2006 - October 2009 (3 years 2 months)
New York, New York

• Producer and researcher for the U.S. Department of Education and Corporation for Public Broadcasting funded study on the effects of videos and games as literacy intervention tools for low-performing elementary students
• Manage design and development of intervention materials (for PC and iPod touch) with internal team and vendor, including overseeing video selection, specification document, and curriculum
• Produce intervention games, including brainstorming, design and data tracking documentation, scripting, and vendor management
• Assist in development of evaluative measures, reports, and school research applications
• Analyze usage, observational, and interview data

Related papers
* Fisher, C. E. and Revelle, G. (2009). Data tracking and error analysis as tools for understanding children's literacy learning. Presented in Fisch, S. (Chair), Data mining for gold: Using interactive games for instructional assessment. Symposium conducted at the 2009 International Communication Association Annual Meeting, Chicago, IL.

* Revelle, G., Fisher, C. E., Kotler, J., App, C., Golub, N., Fenwick-Naditch, A., Reardon, E., Green, M. M. (2008). The Development and Evaluation of a Targeted, Assessment-Based Multimedia Literacy Intervention for Young Children At Risk: Formative Research Report. Report to the Corporation for Public Broadcasting.

* Fisher, C. E. with Sesame Workshop (2008). The Development and Evaluation of a Targeted, Assessment-based Multimedia Literacy Intervention for Young Children At Risk: Report on Phase 2 Research: Small-Scale Efficacy Study. Report to the Corporation for Public Broadcasting.

Public Broadcasting Service
Associate Director, PBS KIDS Interactive
June 2004 - August 2006 (2 years 3 months)
Alexandria, Virginia

• Oversaw online implementation of PBS KIDS brand and values through the editorial direction of pbskids.org, a top five Web destination for kids
• Evaluated and assisted in the development of all proposed interactive content to ensure educational advocacy as well as brand integrity for key PBS KIDS properties, including Clifford the Big Red Dog, Cyberchase, Sesame Street, and ZOOM
• PBS producer for the U.S. Department of Education-funded project -- The PBS Ready to Learn Cell-Phone Study: Learning Letters with Elmo and coordinated development, intervention, and final report with PBS Ready To Learn partners Sesame Workshop, WestEd, GoTV Networks, and Sprint

Highlights for Children
Editorial Specialist, Reader Communications
July 1999 - June 2004 (5 years)
Honesdale, Pennsylvania

• Developed more than 25 interactive games and activities for HighlightsKids.com
• Managed and developed HighlightsKids.com and Highlights-on-JuniorNet online communities, including implementation of new community activities and newsletters, development of editorial guidelines for freelance moderators, and overall community compliance with the Children's Online Privacy and Protection Act
• Member of Highlights Catalog Editorial Review Committee to review and test approximately two thousand products annually and select catalog merchandise in accordance with company philosophy

Education

Teachers College of Columbia University
Ed.D., Instructional Technology and Media

The New School
MA, Media Studies

University of Rochester
BA, Political Science